State of Delaware
      Secretary of State
   Division of Corporations
Delivered 11:50 AM 12/30/2009
   FILED 11:50 AM 12/30/2009
 SRV 091150434 - 3863714 FILE



                    Certificate of Amendment
               of Certificate of Incorporation of
                          OMAGINE, INC.

Under Section 242 of the Delaware General Corporation Law
Omagine, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by changing the article thereof numbered fourth so that, as amended, said Article FOURTH shall be and read as follows:

"FOURTH: The Corporation shall be authorized to issue two (2) classes of stock. One class shall be designated as Common Stock and shall be the voting stock of the corporation. The total number of Shares of Common Stock that the corporation is authorized to issue is fifty million (50,000,000) shares, with a par value of one-tenth of one cent ($0.001) each. The other class of stock corporation shall have authority to issue shall be designated as Preferred Stock, and shall be non-voting stock of the corporation. The total number of Shares of Preferred Stock that the corporation shall have authority to issue shall be eight hundred fifty thousand (850,000) Shares which shall have a par value of one-tenth of one cent ($0.001) each and which may be issued in series by the Board of Directors from time to time. The terms, conditions and character of the Shares of Preferred Stock shall be fixed by the Board of Directors of the Corporation prior to the time of any such Preferred Stock Shares are issued by the Corporation.

Each one hundred (100) shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding as of 5:00 p.m. eastern time on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware shall be converted and reclassified into one (1) share of the Corporation's Common Stock, par value $0.01 per share (the "Reverse Split").

Any fractional shares resulting from such conversion will be redeemed for cash following the aggregation and sale by the Corporation's transfer agent of all shares otherwise issuable.

Immediately following the Reverse Split, each issued and outstanding share of the Corporation's Common Stock, par value
$0.01 per share shall be converted and reclassified into twenty
(20) shares of the Corporation's Common Stock, par value $0.001 per share.

2. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 29th day of December, 2009.


/s/  Charles P. Kuczynski
--------------------------
Charles P. Kuczynski
Corporate Secretary